# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SYNLOGIC, INC., CIK 0001527599
CUSIP: 87166L209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: PO BOX 30, WINCHESTER, Massachusetts (MA), 01890
Date of event which requires filing of this statement: 07/28/2026
Amends the filing with accession number 0001937147-24-000001
Filed by CIK 0001937147
Persons authorized to receive notices and communications: JACOB MA-WEAVER, CABLE CAR CAPITAL, LP, 601 California Street, Suite 1151, San Francisco, California (CA), 94108, 415-857-1965; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Funicular Funds, LP (CIK 0001937147): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,312,219; shared voting power 0; sole dispositive power 3,312,219; shared dispositive power 0; aggregate amount beneficially owned 3,312,219 (28.3% of the class)
- Cable Car Capital, LP (CIK 0001699575): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,312,219; shared voting power 0; sole dispositive power 3,312,219; shared dispositive power 0; aggregate amount beneficially owned 3,312,219 (28.3% of the class)
- Ma-Weaver Jacob (CIK 0001922140): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,312,219; shared voting power 0; sole dispositive power 3,312,219; shared dispositive power 0; aggregate amount beneficially owned 3,312,219 (28.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SYNLOGIC, INC.
Address of issuer's principal executive offices: PO BOX 30, WINCHESTER, Massachusetts (MA), 01890
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2") relating to the Common Stock, par value $0.001 per share (the "Shares"), of Synlogic, Inc. (the "Issuer"). This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 28, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Caldera Therapeutics, Inc., a Delaware corporation ("Caldera"), Sonic Holdco, Inc., a Delaware corporation ("Parent"), Yellowstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Caldera Merger Sub"), and Sonic Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent ("Synlogic Merger Sub"). Pursuant to and subject to the terms of the Merger Agreement, among other things, the Issuer will be merged with and into Synlogic Merger Sub, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger"), as more fully described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2026.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Support Agreement (the "Support Agreement") with Caldera and the Issuer. Under the terms of the Support Agreement, the Reporting Persons have agreed to vote all of their Shares in favor of the Merger and the adoption of the Merger Agreement and against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger. In addition, the Reporting Persons have agreed not to take certain actions, including (i) selling or transferring any Shares (subject to certain exceptions), (ii) granting any proxies or powers of attorney with respect to the Shares, and (iii) exercising any appraisal rights with respect to the Merger. The Reporting Persons have, subject to certain conditions, also granted an irrevocable proxy to the Issuer to vote the Shares on the supported matters. The Support Agreement terminates in certain circumstances, including, among others, upon the valid termination of the Merger Agreement in accordance with its terms and by written agreement of the parties thereto.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On July 28, 2026, the Reporting Persons entered into the Support Agreement as defined and described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Support Agreement (incorporated by reference to Ex. 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2026).

## Signatures
- Funicular Funds, LP: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver, Managing Member (07/29/2026)
- Cable Car Capital, LP: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver, Managing Member (07/29/2026)
- Ma-Weaver Jacob: /s/ Jacob Ma-Weaver, Jacob Ma-Weaver (07/29/2026)